THE WESTAIM CORPORATION ANNUAL REPORT 2006
ANNUAL REPORT CONTENTS

LETTER TO SHAREHOLDERS	1

WESTAIM FINANCIAL REVIEW	12

Management’s Discussion & Analysis	13
Management’s Responsibility for Financial Information	30
Auditors’ Report	31
Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	35
Board of Directors	56
Shareholder & Corporate Information	56
All figures are in Canadian dollars, unless otherwise stated.

BARRY M. HECK
President & CEO

THE WESTAIM CORPORATION ANNUAL REPORT 2006

A
Focused

PLAN
We began 2006 with both of our technology businesses entering new phases of their corporate lives. With iFire Technology, we stepped further along the path towards commercialization when we transformed our operations from R&D to pilot development. With NUCRYST Pharmaceuticals, we changed roles from an owner/operator to an active shareholder. We enter 2007 with a focused plan and opportunities ahead.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
iFire‘s transition to pilot development is an important phase as it sets the stage for exploiting the commercial opportunities that lie ahead for our thick dielectric electroluminescent (TDEL) technology. Through pilot operations, we intend to demonstrate that TDEL can meet its commercial potential and be a significant new consumer electronics technology. While we have made progress in demonstrating the manufacturing processes required to eventually shift to mass production, we still have work ahead of us to complete the phosphor development. This will be a focus of iFire’s development efforts in 2007.
At the end of 2005, NUCRYST Pharmaceuticals completed a successful Initial Public Offering with Westaim remaining a controlling shareholder. This was a pivotal milestone for both NUCRYST and Westaim, as it allows NUCRYST to move ahead as a stand-alone company with a successful wound care business and a promising potential pipeline for medical products, while affording Westaim the opportunity to share in future success. NUCRYST continues to work closely with its wound care collaborator, Smith & Nephew plc, toward growing the Acticoat™ brand over the long term.
In its first year as a public company, the team at NUCRYST experienced success with continued growth in its wound care manufacturing business and disappointment with its human clinical trial for a new treatment for atopic dermatitis.
While NUCRYST’s clinical trial for a topical anti-inflammatory cream did not meet its primary endpoints, it did demonstrate a strong safety profile and the formulation work may benefit future dermatological products. We remain confident that NUCRYST’s patented nanocrystalline silver technology holds tremendous potential for a wide range of diseases and conditions.

THE WESTAIM CORPORATION ANNUAL REPORT 2006

To preserve its healthy balance sheet, NUCRYST will focus its efforts in 2007 on the most promising short and mid-term product development opportunities. As a near-term opportunity, NUCRYST is pursuing a 510(k) clearance from the US Food & Drug Administration to market an antimicrobial moisturizing cream containing NPI 32101, NUCRYST’s patent-protected nanocrystalline silver, as a barrier to infection. The NPI 32101 cream has a good safety profile, a stable formulation and is cosmetically-acceptable. If FDA clearance is received, NUCRYST intends to seek a partner with a specialized dermatology sales force to bring the product to market.
iFire’s proprietary TDEL technology has the potential to offer excellent video performance characteristics, thinner and lighter packaging, and low capital and display module costs.
We see the most attractive opportunity for iFire™ displays in the mid 30- to mid 40-inch screen size segment of the flat panel television market and we aim to enter this market in partnership with major consumer electronics or manufacturing companies. In the coming years, iFire plans to create strategic partnerships and build commercial manufacturing facilities to support the growth of the technology. Negotiations with partner candidates continued through 2006 and will remain a top priority for Westaim in 2007.
Consumers are already embracing flat panel television products. At US$52 billion in 2006, the 30- to 49-inch segment of the consumer television market accounts for more than half of the entire market for all televisions 25-inches and greater. This opportunity excites us for two reasons: first, it represents the largest segment of the consumer television market; second it is growing rapidly, expecting to reach US$80 billion by 2010. As consumers continue to migrate towards flat panel products, they will look for products that compete on price, package and performance.

To ready TDEL for the market, iFire is finalizing development of its technology and proving that its processes are repeatable and predictable in a pilot environment. This work began in 2006 and will continue this year at iFire’s plant in Toronto, Canada.
TDEL displays are relatively simple devices compared to other flat panel technologies. LCD manufacturing facilities require higher precision tool sets, more stringent and costly environmental controls and much larger facilities than TDEL. LCD TVs also require costly backlights. PDP manufacturing requires high precision assembly and PDPs have relatively complicated driving electronics requirements. The result is much lower projected capital costs for TDEL manufacturing facilities and a competitive cost structure to compete with other high-definition flat panel technologies.

Pilot development is intended to validate TDEL’s low-cost potential in a simulated manufacturing environment. In the first half of 2006, iFire demonstrated that the TDEL technology was scalable to 34-inch displays and in the second quarter we publicly showed prototypes with good picture quality. These displays generated significant new interest within the display manufacturing industry, from both existing and new partner candidates. Now that the basic scalability has been demonstrated, iFire believes that in order to solidify that interest level into a manufacturing relationship, the remaining requirement is to demonstrate sufficient manufacturability data. Accordingly, in 2007, iFire will use the pilot facility to meet two key objectives.

Firstly, it is intended to demonstrate the technology’s capability to meet the requirements of HDTV products and validate the ability to scale processes from pixel experiments to 34-inch prototypes. This includes demonstrating basic pixel performance characteristics, such as luminance, color and lifetime, as well as other graphic panel characteristics including uniformity, color gamut, viewing angle, response time and other measures. iFire will continue to use a variety of development platforms, such as pixels, 17-inch and 34-inch displays, to complete the development of the technology.
Secondly, the pilot is intended to develop the processes that will be used in manufacturing and also to generate process repeatability data. The pilot plant is designed to demonstrate that these processes can be transferred to a volume scale for commercial manufacturing. Potential manufacturing partners are looking to iFire to provide evidence that the manufacturing process is robust, predictable, repeatable and can meet the cost targets required for a successful business.
In addition to our potential manufacturing advantages, we believe iFire’s TDEL displays will have significant advantages in product packaging, including thinness and weight, with a targeted thickness of less than two centimeters and a weight under 10 kilograms for a 37-inch display. We can have thinner and lighter displays because TDEL does not require the heavy backlights that are part of LCDs or the complicated electronics used in PDPs. As consumers make their choices for a flat panel product, we believe iFire’s TDEL modules have the potential to be the thinnest and lightest flat panel display television on the market.
Consumers will also make their purchase decisions based on performance. iFire’s TDEL displays feature native high-definition resolution and a viewing experience that is very similar to the CRT, which still has the best performance of any television technology. We believe consumers looking for the best performance will be attracted to TDEL displays because they have CRT-like image quality with high contrast, smooth grayscale and a wide viewing angle.

THE WESTAIM CORPORATION ANNUAL REPORT 2006

THE WESTAIM CORPORATION ANNUAL REPORT 2006

THE WESTAIM CORPORATION ANNUAL REPORT 2006
Westaim remains committed to iFire’s strategy of commercialization through partnerships. As the pilot process continues to generate positive results, we believe that this will ultimately lead to commercial production of TDEL displays. We will also continue to support NUCRYST as an active shareholder. We believe NUCRYST’s nanocrystalline technology holds tremendous potential and that it will remain a solid investment for Westaim over the long term.
On behalf of the Board of Directors, I would like to acknowledge our employees for all their hard work and dedication in the past year that has helped in setting our course for continued progress in 2007. The management of Westaim would also like to thank our shareholders for their ongoing commitment and support as we advance our technologies.
/s/ Barry M. Heck
BARRY M. HECK
President & CEO

THE WESTAIM CORPORATION ANNUAL REPORT 2006
     WESTAIM
Financial

               REVIEW
MANAGEMENT’S DISCUSSION & ANALYSIS
This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2006 and December 31, 2005 was prepared as at February 8, 2007 and should be read in conjunction with the Consolidated Financial Statements of The Westaim Corporation for the years ended December 31, 2006 and December 31, 2005 and the accompanying notes thereto. Additional information relating to The Westaim Corporation, including its annual information form, is available on SEDAR at www.sedar.com and the Company’s website (as hereinafter defined) at www.westaim.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
DESCRIPTION OF THE BUSINESS
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares trade on the NASDAQ Stock Market and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
CONSOLIDATED RESULTS
Overview
For the year ended December 31, 2006, the Company reported a net loss of $50.6 million compared to a net income of $9.3 million in 2005. The loss from continuing operations was $50.6 million in 2006, compared to a loss of $5.5 million in 2005. The increase in the net loss of $59.9 million reflected a one-time $30.1 million gain on the issue of shares of Nucryst in 2005 and income from discontinued operations in 2005 of $14.8 million, including a one-time $11.3 million gain on the sale of inactive subsidiaries. In addition, operating losses increased due to higher depreciation of $7.0 million, primarily at iFire, and higher clinical costs and lower milestone revenues at Nucryst further discussed below. No income from discontinued operations was reported in 2006. Revenues from continuing operations for the year ended December 31, 2006 were $27.6 million compared to $28.6 million in 2005.
The basic and diluted net loss per common share was $0.54 in 2006 compared to net income per common share of $0.10 in 2005. The basic and diluted net loss per common share from continuing operations was $0.54 in 2006 and $0.06 in 2005. The basic weighted average number of common shares outstanding was 93.5 million and 92.9 million in 2006 and 2005 respectively.
Continuing operations reflect the results of the Company’s operating subsidiaries, Nucryst and iFire. Revenues decreased $1.0 million in 2006 reflecting higher royalty payments and manufacturing revenue earned from Nucryst’s wound care products offset by a $5.9 million reduction in milestone revenues earned by Nucryst.
A comparison of operating costs from continuing operations in 2006 compared to 2005 is as follows:

		% of		% of
($millions)	2006	Revenue	2005	Revenue*

Research and development	$37.9	137.4%	$36.5	161.0%
Manufacturing	17.3	62.8%	10.8	47.6%
General and administrative	6.8	24.5%	4.1	18.1%
Depreciation and amortization	14.4	52.1%	7.4	32.2%
Corporate Costs	6.1	22.2%	8.2	36.2%

	$82.5		$67.0

* revenue excludes Nucryst milestone revenue of $5.9 million in 2005

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CONSOLIDATED RESULTS (continued)
Overview (continued)
The increase in research and development expenses reflects slightly lower spending at iFire compared to 2005, more than offset by increased expenditures relating to pharmaceutical clinical trials at Nucryst. All eligible research and development expenditures in Canada qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2006 and 2005. The increase in manufacturing costs primarily reflects higher production volumes of Acticoat™ wound care products at Nucryst. Manufacturing costs measured as a percent of revenue, before milestone payments, have increased by 15.2 percentage points due to an increasing proportion of manufacturing cost reimbursement compared to royalty revenue and to adjustments to manufacturing costs reimbursed by Smith & Nephew recorded in 2006. The increase in general and administrative costs primarily reflects additional costs incurred by Nucryst operating as a public company in 2006. Depreciation increased by $7.0 million, or 95%, reflecting the completion of major capital projects at both Nucryst and iFire in late 2005, for which a full year of depreciation was recorded in 2006.
Corporate expenses for the year ended December 31, 2006 were $6.1 million, down from $8.2 million in 2005. The decrease is primarily due to a reduction in accrued expenses related to long term stock-based compensation programs reflecting the decline in the Company’s share price during 2006.
Foreign exchange losses in 2006 were $0.9 million compared to foreign exchange gains of $0.4 million in 2005. The 2006 loss reflects the impact of the strengthening Canadian dollar on US dollar denominated working capital balances during the year, while the 2005 results benefited from favourable foreign exchange rates related to US dollar denominated working capital balances and Yen denominated long-term debt.
Interest income of $3.2 million in 2006 was $1.1 million higher than 2005, reflecting higher average cash balances as a result of the $45.5 million cash received in December 2005 for the Nucryst initial public offering. Non-controlling interest reflects the proportionate share of Nucryst results allocated to minority shareholders resulting from Nucryst’s initial public offering in December 2005.
The write-down of capital assets in 2006 of $1.2 million reflects the write-down of capitalized design costs for a pharmaceutical production facility meeting Good Manufacturing Practices that was discontinued. The comparable amount of $0.6 million in 2005 related to write-downs and losses on the disposal of research and development equipment no longer in use at iFire as a result of the transition to pilot manufacturing.
The Company recorded a $30.1 million gain on issuance of shares of a subsidiary as a result of Nucryst’s initial public offering in December 2005. The gain reflects the Company’s pro rata benefit from the net proceeds of this offering which is discussed more fully below under “Operations – Continuing Operations – Nucryst Operations”.

The gain on sale of investments of $1.1 million in 2005 resulted from the sale of one of the Company’s portfolio investments in the fourth quarter of 2005.
There was no income from discontinued operations in 2006. Income from discontinued operations net of income taxes for the year ended December 31, 2005 was $14.8 million which reflects an $11.3 million gain on the sale of inactive subsidiaries and a $1.9 million gain on the sale of capital assets available for sale.
Discontinued operations are discussed more fully below under “Discontinued Operations” and in Note 4 to the audited consolidated financial statements of the Company for the year ended December 31, 2006.
Net loss in the fourth quarter of 2006 was $11.0 million compared to net income of $22.0 million in 2005. The net income in the fourth quarter of 2005 included the $30.1 million gain on the issuance of shares of Nucryst, the gain on sale of investment of $1.1 million, and income from discontinued operations of $2.5 million which was primarily the result of a $1.9 million gain on sale of capital assets available for sale.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CONSOLIDATED RESULTS (continued)
Operations
Performance Measures
As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company and its subsidiaries develop comprehensive long-range plans and annual plans with a view to maximizing long-term shareholder value. Success of each business segment is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding the development of new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.
Continuing Operations
The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment. The Company’s operations are organized into two high-potential emerging technology businesses – iFire and Nucryst. The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.
☐      iFire Operations
iFire, based in Toronto, Ontario, has developed a proprietary flat panel display (“FPD”) with solid state, thick-film dielectric electroluminescent (“TDEL”) technology with primary application in the fast-growing large screen television market. For mid-30 to mid-40-inch screens, the Company believes that in high-volume production, iFire™ displays will be competitive with other flat panel technologies and require lower capital investment for large scale manufacturing due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps, when compared to liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or vacuum (as with the cathode ray tube), making them inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD.
Prior to completion and commissioning of its pilot facility at the end of 2005, iFire had achieved successful proof of concept that the iFire™ display’s design and materials could effectively compete in the fast growing FPD TV market.
The pilot production facility was designed to produce high definition engineering samples of flat panel display modules up to 34-inches and to simulate manufacturing in a commercial environment. The pilot plant is also expected to provide information and experience to allow iFire to work with partners to design and construct the first volume production facility.
During 2006, iFire operations in the pilot facility have been primarily focused on process control projects to reduce variability to levels expected for a manufacturing environment, particularly in luminance, life and uniformity. iFire has produced and tested thousands of 2” x 2” pixels for this data analysis and progress has been made to tighten the variability on the parameters important to potential manufacturing partners. Additional work is required to reduce variability and there can be no certainty as to when this will be successfully completed. Once completed, the processes used on pixels will be transferred to larger format display prototypes and further optimized. During 2006, retail prices of FPD TV’s continued to decline significantly. As a result, iFire devoted resources in 2006 to developing new cost saving initiatives to be used in high volume manufacturing, such as lower cost materials and simpler process steps, in order that iFire’s future commercial products may stay cost competitive against future generations of competing FPD products.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CONSOLIDATED RESULTS (continued)
Operations (continued)
iFire has been working with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan since 2003 under a non-exclusive joint development agreement for commercial production of mid-30-inch screen size flat panel television modules. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including substrate preparation and fabrication of the row electrodes and thick-film dielectric layer. DNP regularly delivers partially completed 34 inch substrates to iFire for further manufacturing. To complete a prototype panel, back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are performed by iFire at its pilot manufacturing facility in Toronto.
iFire has also been working with Sanyo Electric Company Ltd. (“Sanyo”) since 2002 under a non-exclusive technology collaboration agreement in which Sanyo provides research and development expertise to iFire. As part of this agreement, Sanyo also provided funding to iFire for certain research and development projects. Completed in 2006, this funding was accounted for as a reduction in research and development expenses and amounted to $1.1 million in 2006 and $1.2 million in 2005 and has totaled $4.9 million since inception.
iFire’s flat panel television display technology is still in the development stage. The Company will continue to incur significant research and development costs before any products are commercially viable, and there is no assurance that the technology will ever reach this stage or that future products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make the technology commercially viable may prove to be insurmountable. If iFire is unable to successfully meet current or future technology challenges, the Company will be required to significantly alter its current business plan.
☐      iFire Financial Results
The divisional loss at iFire for the year ended December 31, 2006 was $37.6 million compared to $31.8 million in 2005. The increase in the 2006 loss is primarily the result of higher depreciation and amortization expense, increasing to $11.7 million in 2006 compared to $5.1 million in 2005, as a result of the pilot manufacturing facility that began operating in the first quarter of 2006. Approximately 50% of iFire’s cash expenses arise from salaries and wages for research and development staff and related support staff.
Capital spending amounted to $1.3 million in 2006 compared to $25.3 million in 2005. The significant decrease is related to the substantial completion of iFire’s pilot manufacturing facility in 2005.
☐      iFire Outlook
The 2007 outlook for iFire is for expenditures on research and development to continue at levels comparable to 2006. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the development and commercialization of large format display products and sharing in the future development and capital costs of a large scale manufacturing facility. iFire does not expect to have revenues until a large scale manufacturing facility is completed. Financing requirements will not be determinable until a development and manufacturing partner is selected and specific terms of a joint manufacturing arrangement are negotiated.
☐      Nucryst Operations
Nucryst researches, develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties. In addition, Nucryst’s nanocrystalline silver has exhibited potent anti-inflammatory properties in preclinical studies.
In December 2005, Nucryst completed its initial public offering of 4.5 million common shares. The net proceeds of this offering were US $39.1 million before repayment of intercompany debt to the Company of US $6.9 million. Westaim owned 74.8% of Nucryst’s common shares at December 31, 2006. Westaim’s return on its investment in Nucryst is dependent on a number of factors beyond its control. See “Risks and Uncertainties”.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CONSOLIDATED RESULTS (continued)
Operations (continued)
Wound Care Products – Acticoat™ Burn Dressings and Acticoat™ 7 Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to Nucryst’s SILCRYST™ antimicrobial coating technology, together with Nucryst’s U.S. and Canadian Acticoat™ burn dressing business, the Acticoat™ trademark, various regulatory approvals and certain manufacturing equipment that Nucryst leased back. Nucryst continues to manufacture Acticoat™ products exclusively for Smith & Nephew and receives reimbursement for manufacturing costs plus royalty payments and milestone payments based on Smith & Nephew’s global sales. All payments under the agreement with Smith & Nephew are made to Nucryst in US dollars.
Nucryst’s license to Smith & Nephew grants Smith & Nephew the exclusive worldwide right to market, distribute and sell products using Nucryst’s SILCRYST™ coatings technology in products that are designed and indicated solely for the prevention, protection and/or treatment of non-minor dermal wounds or burns in humans (the “Field”) including improvements to those products, and any new products using Nucryst’s SILCRYST™ coating in the Field. This exclusive right does not apply to other types of products that Nucryst may develop using its technology, such as pharmaceutical products under development. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. There are currently four product families with SILCRYST™ coatings manufactured by Nucryst for Smith & Nephew at its Fort Saskatchewan plant: Acticoat™ Burn, Acticoat™ 7, Acticoat™ Absorbent and Acticoat™ Moisture Control.
Nucryst’s revenues under its agreements with Smith & Nephew consist of manufacturing cost reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Nucryst receives reimbursement for the cost of manufacturing products sold to Smith & Nephew. Manufacturing costs are recorded both as offsetting revenue and expense items in the statement of operations upon shipment to Smith & Nephew. Nucryst earns royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products to its customers. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also receives milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events. To the end of 2006, Nucryst had earned US $19.0 million of a potential US $56.5 million in milestone payments.
Other Products – Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. Prior to the completion of its most recent Phase 2 study, Nucryst’s leading pharmaceutical product candidate was a topical cream containing its nanocrystalline silver powder referred to as NPI 32101 for the treatment of skin conditions. In September 2006, Nucryst completed and announced the results of its second Phase 2 clinical trial of topical NPI 32101 for the treatment of atopic dermatitis, a form of eczema. The study demonstrated that the formulations containing NPI 32101 were no better than the placebo in clearing or almost clearing signs of atopic dermatitis. As a result, Nucryst has concluded that it will not continue clinical trials for this formulation in atopic dermatitis.
This study did demonstrate that treatment with NPI 32101 cream was well tolerated and the incidence of all adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation has been shown to be stable, cosmetically-acceptable, and to have broad spectrum antimicrobial activity in in vitro testing. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this safe, stable, antimicrobial cream to market. In December 2006, Nucryst filed a 510-K with the U.S. Food & Drug Administration for its NPI 32101 cream.
Based on preclinical results in a variety of in vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is focusing its efforts on pre-clinical research on the use of NPI 32101 for the treatment of gastrointestinal conditions and on establishing a partnership for its NPI 32101 cream as a 510-K prescription device.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CONSOLIDATED RESULTS (continued)
Operations (continued)
☐ Nucryst Financial Results
Nucryst’s operating loss for the year ended December 31, 2006 was $11.2 million compared to income of $1.6 million in 2005.
The financial results of Nucryst are summarized as follows:

($millions)	2006	2005	2004

Wound care product revenue	$27.6	$22.7	$18.9
Milestone revenue	—	5.9	13.0

Total revenue	$27.6	$28.6	$31.9
Manufacturing costs (1)	$18.2	$11.4	$8.8
Wound care gross margin excluding milestone revenue	$9.4	$11.3	$10.1
Operating (loss) income	$(11.2)	$1.6	$6.1

(1) Manufacturing costs include related depreciation and are net of intercompany charges
Revenue – Total revenue for the year ended December 31, 2006 was $27.6 million compared to $28.6 million for the year ended December 31, 2005. The decrease of $1.0 million is attributable primarily to US $5.0 million in milestone revenue earned in 2005 for the achievement of predetermined Smith & Nephew sales thresholds of Acticoat™ products, while no milestone revenue was earned in 2006. Wound care product revenue increased approximately 22% to $27.6 million for the year ended December 31, 2006 compared to $22.7 million in the same period of 2005, primarily due to increased orders from Smith & Nephew to support Acticoat™ sales growth and Smith & Nephew’s decision to build Acticoat™ inventory levels in 2006. Nucryst’s revenue in 2006 was reduced by an adjustment of $0.9 million of manufacturing costs reimbursements that were determined to be nonreimbursable.
Manufacturing Costs – Manufacturing costs, including related depreciation, for the year ended December 31, 2006 were $18.2 million compared to $11.4 million for the year ended December 31, 2005. The increase of $6.8 million, or 60%, is attributable to higher production volumes of Acticoat™ wound care products driven by increased orders from Smith & Nephew to support its Acticoat™ sales growth and to increase its product inventory.
Gross Margin – Gross margin excluding milestone revenue for the year ended December 31, 2006 was $9.4 million compared to $11.3 million for the year ended December 31, 2005. This reduction in gross margin, excluding milestone revenue, is primarily the result of the manufacturing cost reimbursement component of revenue increasing by a greater amount than the royalty component of revenue, and as a result of an increase in volume of lower margin Acticoat™ products manufactured for, and sold by, Smith & Nephew in 2006 compared to 2005.
Research and development, and general and administrative costs at Nucryst in 2006 were $5.0 million higher than in 2005 primarily attributable to the Phase 2 dermatological clinical study that was undertaken in 2006 and costs in 2006 related to Nucryst operating as a public company.
Capital spending totaled $5.6 million in 2006 compared to $4.6 million in 2005 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. Nucryst is currently adding a production line at its Fort Saskatchewan facility which is substantially complete and is expected to be operational by early 2007. Capital spending is expected to be lower in 2007 than 2006 as a result of the substantial completion of capacity expansion in 2006. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan, Alberta.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CONSOLIDATED RESULTS (continued)
Operations (continued)
☐ Nucryst Outlook
The Company believes the outlook for Nucryst is for stable licensing revenues as markets for Acticoat™ wound care products continue to be highly competitive and as new silver products enter the market and declining manufacturing cost reimbursement revenues as Nucryst does not expect Smith & Nephew to continue to build inventory levels. Although research and development expenditures are expected to decline in 2007, the Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to pre-clinical research into new medical products.
Discontinued Operations
There were no discontinued operations reported in 2006. 2005 activities are discussed below.
Sale of Subsidiaries – In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
Ambeon – In the second quarter of 2005, the Company sold the remaining operations and net assets relating to its Ambeon division for $0.9 million. The gain on sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
Ethylene Coatings Business – In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on sale of this asset amounting to $1.9 million was recorded in the fourth quarter of 2005.
Details of the financial impact of discontinued operations are disclosed in Note 4 to the 2006 audited consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2007 consolidated business plan indicates that Nucryst will have sufficient cash and short-term investments to fund its new product development in 2007 and the Company will have sufficient cash and short-term investments to fund the flat screen development plans at iFire in 2007. If iFire is unable to successfully meet current or future technology challenges, the Company will be required to significantly alter its current business plan.
Convertible debentures totaling $8.0 million issued by a subsidiary and held by a small group of unrelated private investors, mature in July 2007. In the fourth quarter of 2006, this subsidiary agreed to participate in a Plan of Arrangement with two unrelated public companies. The proposed Plan of Arrangement would have resulted in the reorganization of the participating companies into a proposed single new public company and the dilution of the Company’s investment in the new company to a nominal economic interest. As a result of proposed Canadian income tax changes in the fourth quarter of 2006, this proposed transaction was discontinued. The subsidiary believes that, if these debentures are not converted to non-voting common shares of the subsidiary prior to maturity, the repayment terms will be extended beyond December 31, 2007.
The Company has no material lines of credit or other available debt facilities.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES (continued)
At December 31, 2006, the Company had consolidated cash, cash equivalents and short-term investments of $62.8 million compared to $119.6 million at December 31, 2005. This reduction in liquidity of $56.8 million was planned and is primarily the result of cash used in operations of $45.0 million and capital expenditures of $7.9 million, and scheduled repayment of long-term debt of $10.4 million partially offset by financing activities which generated $6.8 million in proceeds, including $4.5 million from the issuance of common shares. The Company’s consolidated cash resources, excluding those of Nucryst, amounted to $40.7 million at December 31, 2006.
In 2005, liquidity had improved by $18.5 million as a result of financing initiatives, including the initial public offering of Nucryst in December 2005, additional draws on the DNP loan facility, issuance of convertible debentures by a wholly-owned subsidiary and proceeds from the sale of discontinued operations. These initiatives provided approximately $81.0 million in cash to the Company.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US $10.00 per share. Net proceeds after commissions and other costs amounted to US $39.1 million. US $6.9 million of the proceeds were used to repay a portion of Nucryst’s indebtedness to the Company. At December 31, 2006, Nucryst had cash and short-term investments of $22.1 million. These funds are not accessible to the Company to fund the future operations and capital projects at iFire or its own operations.
Consolidated capital expenditures of $7.9 million in 2006 were $24.0 million lower than the same period in 2005. As discussed earlier, the Company completed major capital projects in both iFire and Nucryst in 2005. In relation to ongoing projects, the Company has outstanding purchase commitments relating to capital expenditures amounting to approximately $0.9 million at December 31, 2006 compared to $2.5 million at December 31, 2005. Capital expenditures in 2007 could increase to as much as $200 million which would require the Company to secure additional sources of capital if iFire determines it is beneficial to construct a large volume flat screen production facility on its own without a strategic partner.
DIVIDENDS
No dividends were paid in 2006 or 2005. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.
CRITICAL ACCOUNTING POLICIES
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles “GAAP” and reported in Canadian dollars. The Company’s accounting policies are disclosed in note 2 to the 2006 audited consolidated financial statements.
The Company has established detailed policies and control procedures that are intended to ensure that management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Revenue Recognition – The Company recognizes revenue from the sale of products based upon Nucryst’s licensing and supply agreements with Smith & Nephew in accordance with GAAP. The agreements provide for reimbursements of manufacturing costs and research and development costs, and for royalties and milestone payments. Nucryst recognizes manufacturing cost reimbursement as revenue upon shipment of product from its manufacturing facility and records royalty revenues upon the sale of products by Smith & Nephew to its customers. Nucryst is also eligible to earn additional royalties when specified gross margin thresholds have been achieved by Smith & Nephew. Additional royalties are recognized in the period of sale by Smith & Nephew to its customers. Milestone payments are recognized as revenue when Smith & Nephew achieves the agreed sales levels or receives the agreed regulatory approvals.
Research and Development Costs – Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2006 and 2005, no development costs should be deferred and amortized.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
CRITICAL ACCOUNTING POLICIES (continued)
Site Restoration Costs – Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.
Under Canadian GAAP, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods.
Income Taxes – The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.
Stock Based Compensation – Canadian GAAP requires that the fair value method of accounting for stock options must be recognized in the financial statements.
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the financial statements based on their fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.
Under SFAS 123(R), the fair value of options with accelerated vesting provisions is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
Variable Interest Entities – The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) guidelines on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The implementation of this guideline did not have an impact on the Company’s operating results or financial position.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS
Financial Instruments
In 2005, the CICA issued three new standards: Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income. These Sections will become effective for the Company on January 1, 2007 and require the following:
a)	Section 1530 “Comprehensive Income” – Certain gains and losses arising from changes in fair value will be temporarily recorded outside the income statement in comprehensive income. The Company does not expect the implementation of this Section to have a material impact on its consolidated financial statements.

b)	In Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included in a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. The Company does not expect the implementation of these Sections to have a material impact on its consolidated financial statements.
ENTERPRISE RISK MANAGEMENT
The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business prospects, financial condition, and results from operations.
RISKS AND UNCERTAINTIES
Westaim may be unable to develop commercially viable products.
Some of the Company’s products, such as iFire’s flat panel television displays are still in the development stage. The Company will continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.
If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.
A commitment of substantial resources by the Company and its collaborators to conduct research and development and construct pilot or large scale manufacturing facilities will be required to successfully commercialize products under development. The Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.
The commercial potential of the Company’s products depends upon certain issues regarding pricing and production costs.
The Company’s ability to commercialize iFire’s flat-screen technology successfully will depend in part on its ability to price iFire’s products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that iFire’s product can be produced at costs competitive with other flat-screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. There is no assurance that the Company’s present capital cost estimates for its manufacturing facilities will be valid at the time that those facilities are constructed.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
RISKS AND UNCERTAINTIES (continued)
Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.
The Company’s and its subsidiaries’ ability to successfully develop, manufacture and market their current and proposed products will depend, to a large extent, on their ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company and its subsidiaries have not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will they necessarily be able to do so in the future. The Company and its subsidiaries may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company and its subsidiaries do enter into a partnership or joint venture, they may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations.
Westaim’s products may become technologically obsolete.
The Company and its subsidiaries compete, and intend to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat-screen television monitor markets. The current and future products of the Company and its subsidiaries may be quickly rendered obsolete and unmarketable. The Company and its subsidiaries will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.
Westaim is developing products for highly competitive markets.
The Company and its subsidiaries face, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. Competitors may produce more technologically-advanced products, at a lower cost, than the Company or its subsidiaries are capable of producing. Competition may cause the Company or its subsidiaries to lose market share and may reduce profit margins on any products that it is able to sell.
Westaim may be unable to protect its intellectual property.
In order to succeed, the Company and its subsidiaries will need to prevent their intellectual property from being misappropriated by third parties. To protect their intellectual property, the Company and its subsidiaries rely primarily on their confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company and its subsidiaries conduct, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company and its subsidiaries have chosen may fail to adequately prevent misappropriation of their intellectual property.
The Company and its subsidiaries cannot provide assurance that they will succeed in obtaining new patents; that they will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties. Even if the Company and its subsidiaries are able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
RISKS AND UNCERTAINTIES (continued)
Westaim may become involved in expensive intellectual property or product liability litigation.
The Company and its subsidiaries may be required to commence litigation to enforce their intellectual property rights. Others may claim that the Company or its subsidiaries have infringed upon their intellectual property rights and commence litigation. The Company believes that it and its subsidiaries will be subject to an increasing number of infringement claims as they begin to produce more products in more industries.
Some of the Company’s and it subsidiaries’ existing and proposed products, such as Nucryst’s medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:
–	These types of products are extremely complex and the Company and its subsidiaries may fail to discover product faults, despite their best efforts to do so;

–	These types of products will interact with very complex biological and man-made systems and may interact with these systems in harmful ways that the Company and its subsidiaries were unable to anticipate, despite their best efforts to do so; and

–	Because these products may be used by a large number of people, if these products do cause harm, the Company or its subsidiaries may be exposed to a large number of claims for damages.
The Company and its subsidiaries have tried to protect themselves against product liability litigation by including limitation of liability provisions in some of their sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company and its subsidiaries in all circumstances, nor can assurance be provided that any of these provisions will be held to be enforceable by the Courts.
The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.
Westaim may be unable to retain the required highly skilled people.
The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.
Westaim is subject to certain risks because of the international character of its business.
The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2006 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.
The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
RISKS AND UNCERTAINTIES (continued)
Westaim’s success is dependent on the success of Nucryst.
Westaim’s shareholdings in Nucryst represent a substantial portion of Westaim’s assets. Nucryst completed its initial public offering in December 2005 and although Westaim continues to hold a majority interest in Nucryst, Westaim now has a limited ability to control the operations of Nucryst and the associated costs, which could adversely affect Westaim’s financial performance. Westaim’s return on its investment in Nucryst will depend upon a number of factors that may be beyond Westaim’s control, including the risk factors set forth above that relate to Nucryst. In addition, Nucryst is subject to several additional risks including, but not limited to the following:
–	Nucryst is dependent on its relationship with Smith & Nephew and Smith & Nephew is currently its only customer;

–	Nucryst has a history of net losses and negative cash flow from operations; this will likely continue in the future and Nucryst’s cash resources may not be adequate to accomplish its objectives;

–	Nucryst’s proposed products will require regulatory approval before Nucryst is allowed to sell them. The regulatory approval process will be lengthy and expensive and Nucryst will have the burden of proving that its products are safe and effective. Even if regulatory approval is obtained, such approval could cause Nucryst’s products to become prohibitively expensive. There is no assurance that Nucryst will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to Nucryst. Regulatory requirements imposed on Nucryst’s products could limit Nucryst’s ability to test, manufacture and commercialize its products; and

–	Nucryst’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for Nucryst to realize an appropriate return on its investment in product development.
A failure on the part of Nucryst to properly manage the above risks, or any of the other risks it is subject to, will have an adverse impact on the value of Westaim’s investment in Nucryst.
VOLATILITY OF SHARE PRICE
Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology and nanotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.
The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
ENVIRONMENTAL MATTERS
The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.
The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.
The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.
The provision for site restoration at December 31, 2006 and 2005 amounted to $6.8 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company expects to spend only nominal amounts in future years unless a plant site is decommissioned.
MARKET FOR SECURITIES
The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol “WED” and on NASDAQ under the symbol “WEDX”.
OUTSTANDING SHARE DATA
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2006 and February 8, 2007, there were 93,978,758 common shares outstanding. There were no preferred shares outstanding at December 31, 2006 and February 8, 2007.
The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the closing market price of the Company’s stock for the trading day immediately preceding the date of grant. As at December 31, 2006 and February 8, 2007, there were 4,431,900 options outstanding.
CONTRACTUAL COMMITMENTS

($000)	Payments due by Period
		Less than	1 – 3	3 – 5	More than 5
As at December 31, 2006	Total	1 Year	Years	Years	Years

Long-term debt	$8,000	$8,000	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,855	810	1,371	570	104
Supplier purchase obligations (1)	3,102	3,102	—	—	—
Other long-term liabilities reflected on the Company’s consolidated balance sheet	—	—	—	—	—

	$13,957	$11,912	$1,371	$570	$104

(1)	Included in supplier purchase obligations are commitments for capital expenditures totaling $937 and agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including a reconciliation to U.S. GAAP.
Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006 and in respect of the 2006 year end reporting period.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth certain financial information for the Company for 2004 to 2006:

	Year ended	Year ended	Year ended
($000, except per share data)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Revenue from continuing operations	$27,591	$28,560	$31,907
Loss from continuing operations (1)	(50,557)	(5,508)	(28,734)
Loss per common share from continuing operations – basic and diluted	(0.54)	(0.06)	(0.34)
Net (loss) income	(50,557)	9,270	(25,177)
Net (loss) income per common share – basic and diluted	(0.54)	0.10	(0.30)
Total assets	148,339	212,461	172,263
Total long-term debt	8,000	16,312	4,795
Dividends declared	—	—	—
(1)	As disclosed in Note 4 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2005 and 2004.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S DISCUSSION & ANALYSIS
QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2006	2006	2006	2006

Revenue from continuing operations	$7,253	$6,995	$8,203	$5,140
Loss from continuing operations	(18,006)	(11,980)	(9,552)	(11,019)
Loss per common share from continuing operations – basic and diluted	(0.19)	(0.13)	(0.10)	(0.12)
Net loss	(18,006)	(11,980)	(9,552)	(11,019)
Net loss per common share – basic and diluted	(0.19)	(0.13)	(0.10)	(0.12)

Net loss in the first quarter of 2006 was impacted by higher stock-based compensation expense that was $2.5 million higher compared to the first quarter of 2005 as a result of the increase in the Company’s share price in the first quarter of 2006. Research and development expenses in the first quarter of 2006 were $3.6 million higher than the same period in 2005 primarily as a result of increased clinical trial expenses at Nucryst.
Net loss for the fourth quarter of 2006 included a $1.2 million write-down of construction in progress at Nucryst as well as a $0.9 million reduction in revenue relating to adjustments to manufacturing cost reimbursements at Nucryst.

	Q1	Q2	Q3	Q4
($000, except per share data)	2005	2005	2005	2005

Revenue from continuing operations	$4,977	$5,708	$12,268	$5,607
(Loss) income from continuing operations	(8,858)	(11,003)	(5,130)	19,483
(Loss) income per common share from continuing operations – basic and diluted	(0.10)	(0.12)	(0.06)	0.21
Net income (loss)	2,532	(10,218)	(5,042)	21,998
Net income (loss) per common share – basic and diluted	0.03	(0.11)	(0.05)	0.24

Net income in the first quarter of 2005 included a gain on the sale of inactive subsidiaries of $9.3 million and a related dilution gain of $2.2 million. Loss in the second quarter of 2005 included a gain of $0.7 million on the sale of the remaining operations and assets relating to Ambeon. Net income from continuing operations in the fourth quarter of 2005 included a gain on the sale of investments of $1.1 million and a gain on the issuance of shares of a subsidiary of $30.1 million.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
FORWARD–LOOKING STATEMENTS
Forward–Looking Statements
This Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “will”, “see”, “aim”, “if”, “may”, “could”, “likely”, “outlook”, “ahead”, “believe”, “believes”, “anticipate”, “estimate”, “expect”, “intend”, “intended”, “strategy”, “develop”, “objective”, “view”, “potential”, “opportunity”, “continues”, “growing”, “holds”, “pursuing”, “plans”, “projected”, “indicates” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies and opportunities including joint ventures, strategic alliances, licensing, or sales of technology; objectives including initial public offerings; plans designed to maximize long-term shareholder value; expected commercial potential of iFire™ displays; expected cost advantages of iFire™ displays; the cost advantages and other advantages of iFire’s manufacturing process compared to other technologies; the expected performance characteristics, physical characteristics and capital costs of iFire’s™ displays; the opportunity for iFire™ displays in particular market segments; iFire partnering objectives, plans and priorities; iFire plans to build commercial manufacturing facilities; the uses and purposes of the iFire pilot plant and the information expected to be obtained from that plant; expectations regarding customer purchasing decisions; the anticipated transfer of iFire™ processes from 2” x 2” pixels to larger format displays; iFire product development efforts; the outlook for 2007 iFire expenditures; expectations for iFire manufacturing revenues and financing requirements; the potential of Nucryst’s medical products and of Westaim’s opportunity to share in the future success of such products; the growth of the Acticoat™ brand over the long term; expectations relating to the benefit of Nucryst’s product formulation work to future products; the potential for the application of Nucryst’s technology to a wide range of diseases and conditions; Nucryst’s product development focus in 2007; Nucryst’s intentions regarding product sales partners; Nucryst’s beliefs regarding the anti-microbial and other properties of its technology and products, and the uses for same; timing of operation of new Nucryst production facilities and increase in production capacity as a result of such facilities; expectations regarding Nucryst capital spending; the outlook for Nucryst licensing and manufacturing revenues; Nucryst’s expectations regarding earnings, costs of pre-clinical research into new products, and research and development expenditures; expected Nucryst research and development expenditures in 2007; the potential for Nucryst’s technology and Westaim’s investment in that technology; the sufficiency of Westaim’s and Nucryst’s cash and short term investments to fund their 2007 business plans and the flat screen development plans of iFire; expectations regarding the extension of repayment terms of debentures issued by a Westaim subsidiary, and the effect of conversion of such debentures into non-voting common shares of that subsidiary; the valuation of stock options; estimates related to site restoration costs and recoveries on third party indemnifications; expectations relating to income tax issues; and expectations regarding the effect of recently adopted and pending accounting pronouncements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above under “Risks and Uncertainties” and “Volatility of Share Price”, as well as in other Westaim or Nucryst public documents. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
February 8, 2007
The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management’s best estimates and judgements when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. In meeting our responsibility for the reliability and timeliness of financial information, the Corporation maintains and relies upon a comprehensive system of internal controls including organizational, procedural and disclosure controls. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.
As at December 31, 2006, we, as The Westaim Corporation’s Chief Executive Officer, and Senior Vice President and Chief Financial Officer, have determined that the Corporation’s internal control over financial reporting is effective.
The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

/s/ Barry M. Heck	/s/ G.A. (Drew) Fitch
BARRY M. HECK	G.A. (Drew) FITCH
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

THE WESTAIM CORPORATION ANNUAL REPORT 2006
AUDITOR’S REPORT
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Shareholders of The Westaim Corporation
We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flow for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and it’s cash flow for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Canada
February 6, 2007
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2(c) of the financial statements, and changes in accounting principles that have been implemented in the financial statements, such as the changes described in Notes 2(j), 2(m) and 2(r) to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Canada
February 6, 2007

THE WESTAIM CORPORATION ANNUAL REPORT 2006
CONSOLIDATED BALANCE SHEETS

	December 31	December 31
(thousands of Canadian dollars)	2006	2005

ASSETS
Current
Cash and cash equivalents	$45,381	$115,673
Short-term investments	17,451	3,954
Accounts receivable	8,314	8,199
Inventories (note 5)	8,506	7,773
Other	604	570

	80,256	136,169

Capital assets (note 6)	63,958	71,112
Intangible assets (note 7)	4,125	5,180

	$148,339	$212,461

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$7,797	$16,302
Current portion of long-term debt (note 9)	8,000	10,312

	15,797	26,614

Long-term debt (note 9)	—	6,000
Provision for site restoration (note 10)	6,760	6,760

	22,557	39,374

Non-controlling interest (note 3)	12,805	15,447

Guarantees (note 14)
Commitments and contingencies (note 15)

Shareholders’ equity
Common shares (note 11)	426,122	421,466
Contributed surplus (note 11)	5,379	3,968
Cumulative translation adjustment (note 12)	(676)	(503)
Deficit	(317,848)	(267,291

	112,977	157,640

	$148,339	$212,461

The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board:

/s/ Ian W. Delaney	/s/ Frank W. King
IAN W. DELANEY	FRANK W. KING
Director	Director

THE WESTAIM CORPORATION ANNUAL REPORT 2006
CONSOLIDATED STATEMENTS OF OPERATIONS AND CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
(thousands of Canadian dollars except per share data)	2006	2005	2004

Revenue	$27,591	$28,560	$31,907
Costs
Manufacturing	17,324	10,799	8,450
Research and development (note 13)	37,920	36,514	35,489
General and administrative	6,762	4,109	5,240
Depreciation and amortization	14,362	7,338	5,722
Corporate costs	6,123	8,217	7,396

Operating loss	(54,900)	(38,417)	(30,390)

Foreign exchange	(897)	410	(563)
Interest	3,181	2,073	2,362
Write-down of capital assets and intangible assets	(1,210)	(570)	(22)
Gain on sale of investment	—	1,120	—
Gain on disposal of assets	110	—	—
(Loss) gain on issuance of shares of subsidiary (note 3)	(99)	30,055	—
Non-controlling interest (note 3)	3,222	—	—

Loss from continuing operations before income taxes	$(50,593)	(5,329)	(28,613)

Income tax recovery (expense) (note 8)	36	(179)	(121)

Loss from continuing operations	(50,557)	(5,508)	(28,734)

Income from discontinued operations net of income taxes (note 4)	—	14,778	3,557

Net (loss) income	(50,557)	$9,270	$(25,177)

(Loss) income per common share (note 17)
Continuing operations — basic and diluted	$(0.54)	$(0.06)	$(0.34)
Net (loss) income — basic and diluted	(0.54)	0.10	(0.30)

Weighted average number of common shares outstanding
Basic	93,523,041	92,852,120	84,093,827
Diluted	93,523,041	93,120,936	84,093,827

Deficit at beginning of year	$(267,291)	$(276,561)	$(251,384)
Net (loss) income	(50,557)	9,270	(25,177)

Deficit at end of year	$(317,848)	$(267,291)	$(276,561)

The accompanying notes are an integral part of these consolidated financial statements.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
(thousands of Canadian dollars)	2006	2005	2004

Operating activities
Loss from continuing operations	$(50,557)	$(5,508)	$(28,734)
Items not affecting cash
Depreciation and amortization	14,362	7,338	5,722
Foreign exchange on long-term debt	122	(1,637)	—
Foreign exchange on short-term investments	(52)	—	—
Stock-based compensation expense	1,650	905	1,210
Write-down of capital assets and intangible assets	1,210	570	22
Gain on disposal of assets	(110)	—	—
Loss (gain) on issuance of shares of subsidiary (note 3)	99	(30,055)	—
Non-controlling interest (note 3)	(3,222)	—	—
Accounts receivable	(165)	(2,541)	(670)
Inventories	(733)	(4,341)	(831)
Other	(30)	(32)	121
Accounts payable and accrued liabilities	(7,605)	5,186	1,001
Gain on sale of investment	—	(1,120)	—
Provision for site restoration	—	—	327
Site restoration expenditures net of recoveries	—	52	(1,183)

Cash used in continuing operations	(45,031)	(31,183)	(23,015)
Cash used in discontinued operations	—	(518)	(2,221)

Cash used in operating activities	(45,031)	(31,701)	(25,236)

Investing activities
Capital expenditures	(7,880)	(31,895)	(21,437)
Intangible assets	(649)	(977)	(3,686)
Maturity of short-term investments	30,594	98,335	149,151
Purchase of short-term investments	(44,039)	(90,289)	(137,708)
Proceeds on disposal and sale of assets	312	—	61
Proceeds on sale of investment	—	1,620	—
Proceeds on sale of discontinued operations (note 4)	—	22,614	30,559

Cash (used in) provided from investing activities	(21,662)	(592)	16,940

Financing activities
Proceeds from long-term debt (note 9)	—	7,154	4,795
Repayment of long-term debt	(10,434)	—	—
Issuance of common shares of subsidiary, net of share issuance costs (note 3)	325	45,502	—
Issuance of common shares (note 11)	4,484	171	47,946
Issuance of convertible debentures of subsidiary (note 9)	2,000	6,000	—

Cash (used in) provided from financing activities	(3,625)	58,827	52,741

Effect of exchange rate changes on cash and cash equivalents	26	—	—

Net (decrease) increase in cash and cash equivalents	(70,292)	26,534	44,445
Cash and cash equivalents at beginning of year	115,673	89,139	44,694

Cash and cash equivalents at end of year	$45,381	$115,673	$89,139

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$508	$1,304	$2,445

The accompanying notes are in part of these consolidated financial statements.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
1 BASIS OF PRESENTATION
The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporations Act (Alberta).
The consolidated financial statements include the accounts of the Company and subsidiaries, iFire Technology Corp. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”).
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, note 19 describes and reconciles the significant measurement differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”) affecting these consolidated financial statements.
All amounts are expressed in thousands of Canadian dollars except share and per share data unless otherwise noted.
2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
a) Principles of consolidation
The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. Investments in other entities are accounted for using the cost method. Variable interest entities (“VIEs”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs’ expected losses and/or expected residual returns. The Company currently does not have any VIEs. Intercompany balances and transactions are eliminated upon consolidation.
b) Use of estimates
Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, inventory valuation, fair value of stock-based compensation, valuation allowance against future income taxes, financial instruments valuation and useful lives of capital assets and intangible assets. Actual results could differ from those estimates.
c) Translation of foreign currencies
Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally self-sustaining and are translated into Canadian dollars using the current rate method of translation. Under this method, assets and liabilities are translated at the year-end exchange rates. Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars are included in shareholders’ equity as a cumulative translation adjustment.
The Company changed its method of foreign exchange translation for Nucryst’s United States based subsidiary (note 3) from the temporal to the current rate method upon completion of Nucryst’s initial public share offering in December 2005. Under the temporal method, all foreign exchange adjustments arising from the translation of the subsidiary’s financial statements into Canadian dollars were included in the consolidated statement of operations. As required under Canadian GAAP, the change in accounting method was applied prospectively and resulted in a cumulative translation adjustment of $503 being recorded as a separate component of shareholders’ equity.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
d) Revenue recognition
Specific revenue recognition policies for each of the Company’s operating segments are as follows:
☐ Nucryst – Revenue from direct sales to third parties is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of manufacturing cost reimbursements, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed.
☐ iFire – The Company recognizes revenue from licensing fees over the term that services are being rendered. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2006 and 2005, iFire was not party to any licensing fee or royalty agreements.
e) Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.
f) Short-term investments
Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2006, the Company held short-term investments recorded at a cost of $17,451 (2005 – $3,954) which reflects current market values.
g) Inventory valuation
Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.
h) Research and development costs
Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian GAAP once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.
As at December 31, 2006 and 2005, no development costs have been capitalized.
i) Capital assets
Land, buildings, machinery and equipment, and computer hardware and software are stated at cost. Depreciation is calculated using a straight-line method based on estimated useful lives of the particular assets which are 20 years for buildings, and 3 to 10 years for machinery and equipment, and computer hardware and software.
The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
j) Site restoration costs and asset retirement obligations
The total estimated costs of site restoration relating to tangible, long-lived assets have been accrued. Site restoration costs have been estimated, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.
Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.
The implementation of Canadian Institute of Chartered Accountants (“CICA”) Section 3110 “Asset Retirement Obligations”, effective January 1, 2004, did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.
k) Derivative financial instruments
Derivative financial instruments may be utilized by the Company in the management of interest rate and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
l) Income taxes
Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.
Valuation allowances are established when necessary to reduce future tax assets to the amount that, in the opinion of management, is more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.
m) Stock-based compensation plans
The Company and certain of its subsidiaries have stock-based compensation plans, which are described in note 11. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Stock Appreciation Rights (“SARs”) are accrued when a change in value occurs with an offset to the consolidated statement of operations.
Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.
Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. These new rules applied to options issued on or after January 1, 2002.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
n) Earnings per share
Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.
o) Employee future benefits
All employee future benefits are accounted for on an accrual basis. The Company maintains defined contribution pension plans for its employees. These plans were funded $876 during the year ended December 31, 2006 (2005 – $745; 2004 –$602).
p) Discontinued operations
Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.
Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.
The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.
q) Intangible assets
The Company’s definite life intangible assets consist of the prosecution and application costs of patents and trademarks and are amortized on a straight-line basis over their estimated useful lives to a maximum of 10 years. The cost of maintaining patents and trademarks are expensed as incurred. The Company evaluates the carrying value of definite life intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the carrying value, which is based on the fair value of the intangible assets, is charged to expense in the period that impairment has been determined.
Indefinite life intangible assets are recorded at fair value. On a regular basis, the Company reviews the carrying value of these assets for impairment. As at December 31, 2006 and 2005, the Company had no indefinite life intangible assets.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
r) Recently adopted and pending accounting pronouncements
i) In 2005, the CICA approved amendments to new Section 3831 “Non-Monetary Transactions” which would converge this Section with U.S. GAAP and with equivalent requirements in International Financial Reporting Standards.
This Section requires that all non-monetary transactions be measured at fair value, unless certain criteria are met. The amendments replace culmination of the earnings process as the test for applying fair value measurement with a test of commercial substance. Culmination of the earnings process has been difficult to apply in practice and has depended on an assessment of whether the assets exchanged were similar. Commercial substance, however, involves satisfying one of two objectively determined tests based on assessments of cash flows expected with and without the exchange of the non-monetary items. The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of this new Section did not have a material impact on the Company’s consolidated statement of operations or consolidated financial position.
ii) In 2005, the CICA issued three new standards: Financial Instruments — Recognition and Measurement, Hedges, and Comprehensive Income. These Sections will become effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value will be temporarily recorded outside the income statement in comprehensive income. The Company does not expect the implementation of this Section to have a material impact on its consolidated financial statements.

b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. The Company does not expect the implementation of these Sections to have a material impact on its consolidated financial statements.
iii) In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity”. This Section establishes standards for the presentation of equity during a reporting period. This Section becomes effective for the Company on January 1, 2007. The Company does not expect the implementation of this Section to have a material impact on its consolidated financial statements.
iv) In October 2005, the CICA Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG–15” (EIC–157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 became effective in the first quarter of 2006. The implementation of this EIC did not have any impact on the Company’s consolidated statement of operations or consolidated financial position.
v) In December 2005, the CICA Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (EIC–159). This EIC determined that a conditional asset retirement obligation should not be recognized until the fair value of the liability can be reasonably estimated. EIC–159 was effective for interim and annual reporting periods ending after March 31, 2006. The implementation of this EIC did not have any impact on the Company’s consolidated statement of operations or consolidated financial position.
vi) In July 2006, the CICA Emerging Issues Committee issued Abstract No. 162, “Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date” (EIC–162) which is effective for the Company for the fiscal year ended December 31, 2006. EIC–162 prescribes that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock-based compensation expense should be recognized on the grant date. The implementation of this EIC did not have a material impact on the Company’s consolidated financial statement of operations or consolidated financial position.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
3 GAIN ON ISSUANCE OF SHARES OF SUBSIDIARY AND NON-CONTROLLING INTEREST
On December 29, 2005, the Company’s formerly wholly owned subsidiary, Nucryst, completed an initial public offering in which 4,500,000 common shares were issued at a price of US $10.00 per share. Net proceeds after commissions and expenses amounted to US $39,095 (CDN $45,502). US $6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and was accounted for as being effective on December 31, 2005 in accordance with Canadian GAAP. The reduction in the Company’s equity interest in Nucryst was accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005.
Non-controlling interest on the consolidated statement of operations for the year ended December 31, 2006 amounted to $3,222 (2005 – $nil; 2004 – $nil). The Company recorded a loss on the issuance of Nucryst shares of $99 for the year ended December 31, 2006 (2005 – $nil; 2004 – $nil). The shares were issued by Nucryst in relation to its stock-based compensation plans. The Company’s ownership in Nucryst was 74.8% as at December 31, 2006 (2005 – 68.4%; 2004 – 100%).
4 DISCONTINUED OPERATIONS
In December 2005, the Company completed the sale of land and building previously included in long-term capital assets available for sale. Net proceeds from the sale amounted to $7,423 and the gain on sale of $1,923 was included in income from discontinued operations in 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in 2005. In February 2005, the Company sold its investment in the publicly traded company discussed above for net proceeds of $11,519 and recorded a gain on sale of $9,330. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction of unrecognized tax loss carry-forwards. As a result of the divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
4 DISCONTINUED OPERATIONS (continued)
In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. The entire escrow amount was received during 2005 and was included as proceeds on sale of discontinued operations in the consolidated cash flow statement. The net gain on the sale of Ambeon of $5,436 was net of future income taxes of $1,032.
In 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $873. The gain on sale of this business amounting to $739 and the results from operations of this business were reported in discontinued operations in 2005.
Results of discontinued operations:

	Year ended
Revenue	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Ambeon business segment	$—	$162	$334

	Year ended
Income (expense)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Dilution gain	$—	$2,189	$—
Gain on sale of inactive subsidiaries	—	9,330	—
Gain on sale of capital assets available for sale	—	1,923	—
Gain on sale of Ambeon	—	739	5,436
Income (expense) related to discontinued operations	—	597	(1,879)

Net income from discontinued operations	$—	$14,778	$3,557

There was no depreciation and amortization or current income taxes deducted from discontinued operations for the years 2004 to 2006. The gain on sale of Ambeon in 2004 was net of future income tax expense of $1,032.
Net income per common share from discontinued operations was $nil for the year ended December 31, 2006 (2005 – $0.16; 2004 – $0.04).
Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	December 31, 2006	December 31, 2005

Accounts payable and accrued liabilities	$—	$11

5 INVENTORIES

	December 31, 2006	December 31, 2005

Raw materials	$4,531	$4,571
Materials in process	756	2,473
Finished product	3,217	614
Spare parts and operating materials	2	115

	$8,506	$7,773

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
6 CAPITAL ASSETS

		Accumulated	Net
December 31, 2006	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	27,339	11,760	15,579
Machinery and equipment	69,895	27,240	42,655
Construction in progress	4,612	—	4,612
Computer hardware and software	2,218	1,611	607

	$104,569	$40,611	$63,958

		Accumulated	Net
December 31, 2005	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	25,790	10,060	15,730
Machinery and equipment	69,802	19,633	50,169
Construction in progress	3,811	—	3,811
Computer hardware and software	4,345	3,448	897

	$104,253	$33,141	$71,112

Nucryst continues to expand its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31, 2006, capital assets include construction in progress in the amount of $4,612 (2005 – $3,811) that is not currently subject to depreciation. Depreciation on capital assets for the year ended December 31, 2006 was $12,794 (2005 – $5,855; 2004 – $5,260).
During the year, construction in progress relating to the design of a future Nucryst pharmaceutical ingredient production facility, in the amount of $1,210, was written off.
7 INTANGIBLE ASSETS

	December 31, 2006	December 31, 2005

Patents and trademarks	$8,876	$8,601
Less accumulated amortization	(4,751)	(3,421)

	$4,125	$5,180

Amortization of intangible assets was $1,568 for the year ended December 31, 2006 (2005 – $1,483; 2004 – $462).

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
8 INCOME TAXES
The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of operations.

	Year ended
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Loss from continuing operations before income taxes	$(50,593)	$(5,329)	$(28,613)
Statutory income tax rate	32.12%	33.62%	33.87%

Expected income tax recovery	(16,250)	(1,792)	(9,691)
Losses and temporary differences
– valuation allowance	16,214	12,023	9,691
Tax effect of items not subject to tax
– gain on issuance of shares of subsidiary (note 3)	—	(10,107)	—
Large corporations and capital taxes	—	55	121

Income tax (recovery) expense	$(36)	$179	$121

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.
The net future income tax asset is comprised of:

	December 31, 2006	December 31, 2005

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$144,561	$118,845
Provisions and reserves	2,796	3,359
Capital, intangible and other assets	2,337	1,935
Less valuation allowance	(134,182)	(108,122)

	15,512	16,017

Future income tax liabilities:
Capital, intangible and other assets	(15,330)	(15,835)
Other	(182)	(182)

	(15,512)	(16,017)

Future income tax assets, net	$—	$—

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development. The Company has consolidated non-capital losses for income tax purposes of approximately $155,968 (2005 – $118,735; 2004 – $120,160) and unclaimed scientific research and experimental development expenditures of approximately $139,287 (2005 – $118,606; 2004 – $95,143) which can be used to offset taxable income, if any, in future periods. The Company also has consolidated capital losses of approximately $20,384 (2005 – $20,224; 2004 – $27,939) as well as research and development tax credits of approximately $52,114 (2005 – $47,380; 2004 – $38,837). The non-capital losses and research and development tax credits will expire at various times up to the end of 2026. Cash taxes relating to continuing operations paid during the year amounted to $121 (2005 – $270; 2004 – $141).
Nucryst’s share of the above consolidated tax losses and credits comprises approximately $37,588 in noncapital losses, approximately $6,665 in unclaimed scientific research and development expenditures, approximately $2,107 in capital losses and approximately $3,924 in research and development tax credits.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
9 LONG-TERM DEBT
In January 2004, iFire entered into a Japanese Yen loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment being used to upgrade iFire’s Toronto facility. The loan was drawn down during 2004 and 2005, carried an average interest rate of 1.64% per annum and was repaid in full in Japanese Yen on June 30, 2006. The loan was secured by the assets financed under the agreement. The total repayment on June 30, 2006 was Yen 1,051,460,644 (CAD $10,434), including accrued interest of Yen 22,201,501 (CAD $215). As at December 31, 2005, the outstanding loan balance including accrued interest amounted to Yen 1,043,109,033 (CAD $10,312). Interest expense on the loan for the year ended December 31, 2006 amounted to $83 (2005 – $137; 2004 – $13). During the term of the loan, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign currency obligation. For the year ended December 31, 2006, realized losses totaled $2,107, of which $1,994 had been previously accrued, resulting in a loss of $113 (2005 – unrealized loss of $1,994; 2004 – $nil) being reported in foreign exchange in the consolidated statement of operations.
In February 2005, a wholly owned subsidiary of the Company issued $6,000 of convertible debentures to private investors with an additional $2,000 of convertible debentures issued in fiscal 2006. Of the $8,000 of convertible debentures outstanding on December 31, 2006, $251 is owned directly or indirectly by officers of the Company. These debentures mature in July 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. If converted, the Company’s economic interest in the subsidiary would be reduced to approximately 17.5% and the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures and research and development tax credits would be reduced by approximately $16,000, $76,000 and $18,000 respectively. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was determined to be immaterial. Interest expense on these debentures during 2006 was $361 (2005 – $206). Interest accrued in accounts payable and accrued liabilities was $nil at December 31, 2006 (2005 – $206) and interest paid in 2006 amounted to $567 (2005 – $nil).
10 PROVISION FOR SITE RESTORATION
Changes in the provision are as follows:

	Year ended
	December 31, 2006	December 31, 2005

Provision at beginning of year	$6,760	$6,708
Expenditures incurred	—	(100)
Costs recovered	—	152

Provision at end of year	$6,760	$6,760

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs.
Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
11 CAPITAL STOCK
a) Share Capital
The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2006, 2005, and 2004 are as follows:

	2006		2005		2004
		Stated		Stated		Stated
Common Shares	Number	Capital	Number	Capital	Number	Capital

Balance at beginning of year	92,900,649	$421,466	92,828,054	$421,233	78,073,386	$373,230
Employee share purchase plan	50,909	244	72,595	233	28,785	135
Share offering	—	—	—	—	14,705,883	47,801
Stock options exercised	1,027,200	4,412	—	—	20,000	67

Balance at end of year	93,978,758	$426,122	92,900,649	$421,466	92,828,054	$421,233

During 2006, 50,909 (2005 – 72,595; 2004 – 28,785) common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $3.55 (2005 – $2.36; 2004 – $3.24). The value of these rights to acquire common shares of $64 (2005 – $62; 2004 – $42) was reclassified from contributed surplus to share capital.
In 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. No options of the Company were exercised in 2005. In 2004, 20,000 options were exercised at an average price of $2.59, and $15 relating to the fair value of these options was reclassified from contributed surplus to share capital. As the result of the exercise of Nucryst stock options in 2006, contributed surplus was reduced by an additional $31 (2005 – $nil; 2004 – $nil).
On August 4, 2004, the Company completed a $50,000 share offering. A total of 14,705,883 new common shares were issued at a price of $3.40. Net proceeds, after fees and expenses, amounted to $47,801.
b) Stock-based compensation plans
Employee and Director stock option plan – The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
11 CAPITAL STOCK (continued)
A summary of the status of the Company’s stock option plan as at December 31, 2006, 2005 and 2004, and changes during the years ending on those dates is presented below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Options	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	5,049,600	$6.68	4,659,600	$6.94	5,833,400	$8.71
Granted	409,500	$4.73	390,000	$3.66	497,500	$3.61
Exercised	(1,027,200)	$4.19	—	$—	(20,000)	$2.59
Cancelled	—	$—	—	$—	(1,651,300)	$12.25

Outstanding at end of year	4,431,900	$7.08	5,049,600	$6.68	4,659,600	$6.94

The following table summarizes information about stock options outstanding as at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number	Average Remaining	Average	Number	Average
Exercise	Outstanding	Contractual Life	Exercise	Exercisable	Exercise
Prices	Dec. 31, 2006	(in years)	Price	Dec. 31, 2006	Price

$ 1.50 – $ 2.25	533,200	7.1	$1.77	398,700	$1.78
$ 2.26 – $ 3.38	156,300	7.3	$2.91	136,300	$2.88
$ 3.39 – $ 5.06	855,500	6.7	$3.85	510,500	$3.93
$ 5.07 – $ 7.59	1,711,568	3.7	$6.69	1,436,568	$6.78
$ 7.60 – $11.39	560,335	2.8	$9.96	560,335	$9.96
$11.40 – $15.93	614,997	3.4	$15.72	614,997	$15.72

$ 1.50 – $15.93	4,431,900	4.7	$7.08	3,657,400	$7.68

For the year ended December 31, 2006, corporate costs, research and development costs, and general and administrative expenses include additional compensation expense relating to stock options totaling $1,614 (2005 – $905; 2004 – $1,210) with an offsetting increase to contributed surplus. Also included in general and administrative expenses for the year ended December 31, 2006 is compensation expense of $36 (2005 – $nil; 2004 – $nil) related to the direct award of restricted common shares by Nucryst with a corresponding increase in non-controlling interest in the Company’s consolidated balance sheet. The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.89% (2005 – 4.33%; 2004 – 4.80%), an average life of 7.0 years and a volatility of 58.08% (2005 – 57.72%; 2004 – 58.47%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
11 CAPITAL STOCK (continued)
Deferred share unit plan – The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant, vest upon death or retirement of the Director and are payable in cash. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. Compensation recovery relating to DSUs during the year amounted to $868 (2005 – expense $888; 2004 – expense $172) and as at December 31, 2006, a liability of $974 (2005 – $1,842) has been accrued with respect to issued DSUs.
Restricted share unit plan – In 2004, the Company instituted a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period. Compensation recovery with respect to RSUs during the year amounted to $117 (2005 – expense $524; 2004 – expense $139) and the corresponding accrued liability as at December 31, 2006 was $546 (2005 – $663).
Stock appreciation rights – Employees of the Company, other than non-executive officers, are granted Stock Appreciation Rights. SARs are issued at the market value of the Company’s shares at date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs is recognized as compensation expense over the vesting period. Compensation recovery with respect to SARs during the year amounted to $159 (2005 – expense $142; 2004 – expense $65). As at December 31, 2006, the accrued liability relating to SARs amounted to $nil (2005 – $178). Payments to holders of SARs in 2006 amounted to $19 (2005 – $14; 2004 – $nil).
For the year ended December 31, 2006, corporate costs include a recovery of compensation expense totaling $1,144 (2005 expense $1,554; 2004 expense $376) relating to DSUs, RSUs and SARs.
Employee share purchase plan – Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period.
The market value at the offering date of July 17, 2006 was $4.68 (July 18, 2005 – $4.02; July 19, 2004 – $3.55). At December 31, 2006 there were outstanding purchase arrangements with employees having an aggregate value of $409 (2005 – $474; 2004 – $363). During the year ended December 31, 2006, a total of 50,909 shares were issued under this Plan at an average price of $3.55 (2005 – 72,595 shares at $2.36; 2004 – 28,785 shares at $3.24).
Subsidiary stock-based compensation plans – The Company’s subsidiaries, Nucryst and iFire, maintain equity incentive plans for certain directors and employees, under which stock options have been granted representing 4.2% and 5.3% of the outstanding shares of the respective subsidiaries. These plans are accounted for using the fair value method with the related compensation expense being recorded in the consolidated statement of operations. Subsidiary stock options generally vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. In 2006, 105,303 Nucryst options were exercised at a weighted average price of $3.09. No shares were issued by these subsidiaries in 2005 or 2004 with respect to these plans.
SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $1,308.
Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs vesting period. The accrued liability as at December 31, 2006 and 2004 was $nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price. At December 31, 2005, the accrued liability relating to SARs amounted to $105.
For the year ended December 31, 2006, research and development and general and administrative expenses included compensation recovery relating to SARs of $19 (2005 – expense $35; 2004 – $nil). During the year ended December 31, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst (2005 – nil; 2004 – nil).

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
12 CUMULATIVE TRANSLATION ADJUSTMENT
The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company’s net investment in self-sustaining foreign operations.

	2006	2005

Cumulative translation adjustment at beginning of year	$(503)	$—
Translation adjustment during the year	(173)	—
Unrealized loss resulting from change in accounting policy (note 2c)	—	(503)

Cumulative translation adjustment at end of year	$(676)	$(503)

U.S. Dollar exchange rate at end of year	$1.1653	$1.1659

The change in cumulative translation adjustment is primarily the change in the rate of exchange between the Canadian dollar and the U.S. dollar and the effect this change has on the assets and liabilities of the Company’s self-sustaining foreign subsidiary.
13 RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS
On January 1, 2003, the Company entered into a series of agreements with a third party whereby the third party agreed to reimburse iFire for a portion of the costs related to research and development projects of mutual interest to iFire and the third party. These agreements provide for reimbursement totaling US $3,800 to be paid quarterly between January 2003 and October 2006. These reimbursements are recorded as a reduction to research and development expenditures in the consolidated statement of operations and amounted to $1,095 (2005 – $1,152; 2004 – $1,251). All payments relating to these agreements have been received as of December 31, 2006.
In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000, all of which was received prior to December 31, 2003.
Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2009 and, as at December 31, 2006, represented approximately 0.5% of the current outstanding common shares of iFire.
14 GUARANTEES
The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director & Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.
In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (note 10).
15 COMMITMENTS AND CONTINGENCIES
Commitments
The Company is committed to capital expenditures of $937 (2005 – $2,508; 2004 – $17,987) and to future annual payments under operating leases for facility and office space and equipment as follows:

2007	2008	2009	2010	2011

$810	$792	$579	$282	$289

Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
16 FINANCIAL INSTRUMENTS
Fair value of financial instruments
The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.
Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2006, a 1% decrease in interest rates would have reduced earnings before income taxes by approximately $546 (2005 – $684; 2004 – $937). Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.
Foreign currency risk
The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency.
Credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash, cash equivalents and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.
17 EARNINGS PER SHARE
In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year ended
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Weighted average number of common shares outstanding
– basic earnings per share	93,523,041	92,852,120	84,093,827
Effect of dilutive securities
– Options	—	267,078	—
– Employee share purchase plan	—	1,738	—

Weighted average number of common shares outstanding – diluted earnings per share	93,523,041	93,120,936	84,093,827

The impact of all dilutive securities on earnings per share was anti-dilutive for the years ended December 31, 2006 and 2004.
Options to purchase 4,431,900 common shares were outstanding at December 31, 2006 (2005 – 5,049,600; 2004 – 4,659,600). Of these options outstanding in 2006, 3,006,900 (2005 – 3,979,100; 2004 – 3,939,100) were excluded in the calculation of diluted earnings per share because the exercise price of the options was greater than the weighted average market value of the common shares in the year.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
18 SEGMENTED INFORMATION
The Company has two operating segments, Nucryst and iFire, which have been determined based on the nature of the products produced.
The Nucryst segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology. The iFire segment has developed a proprietary flat-panel full color solid state display technology with primary application in the large screen TV market.
The accounting policies of the reportable segments are the same as those described in note 2. Included in other non-cash assets of $6,169 at December 31, 2006 (2005 – $6,914; 2004 – $8,770) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets available for sale.

			Depreciation		Non-cash
Year ended		Operating	and	Capital	Assets
December 31, 2006	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2006

Nucryst	$27,591	$(11,216)	$1,876	$5,609	$31,267
iFire	—	(37,556)	11,748	1,339	48,071
Other	—	(6,128)	738	932	6,169

	$27,591	$(54,900)	$14,362	$7,880	$85,507

		Operating	Depreciation		Non-cash
Year ended		Income	and	Capital	Assets
December 31, 2005	Revenue	(Loss)	Amortization	Expenditures	Dec. 31, 2005

Nucryst	$28,560	$1,590	$1,549	$4,584	$27,315
iFire	—	(31,844)	5,072	25,318	58,605
Other	—	(8,163)	717	1,993	6,914

	$28,560	$(38,417)	$7,338	$31,895	$92,834

		Operating	Depreciation		Non-cash
Year ended		Income	and	Capital	Assets
December 31, 2004	Revenue	(Loss)	Amortization	Expenditures	Dec. 31, 2004

Nucryst	$31,907	$6,079	$1,128	$2,443	$17,476
iFire	—	(27,884)	3,539	17,470	39,378
Other	—	(8,585)	1,055	1,524	8,770

	$31,907	$(30,390)	$5,722	$21,437	$65,624

All of Nucryst’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company which expires in 2026. Nucryst exports manufactured products to this company for their resale in international markets.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
These consolidated financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with those used in U.S. GAAP, except as set forth below:

Consolidated Balance Sheets	December 31, 2006		December 31, 2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Intangible assets (c)	$4,125	$3,125	$5,180	$3,180
Non-controlling interest (d)	12,805	12,775	15,447	15,447
Capital stock (d)	426,122	425,831	421,466	421,347
Contributed Surplus (d)	5,379	2,468	3,968	403
Deficit (b)(c)(d)	(317,848)	(326,125)	(267,291)	(276,116)
Additional paid-in-capital (b)	—	10,509	—	10,509
Accumulated other comprehensive loss (e)	—	(676)	—	(503)
Cumulative translation adjustment (e)	(676)	—	(503)	—

Shareholders’ Equity	December 31, 2006	December 31, 2005

Canadian GAAP	$112,977	$157,640
Adjustments
Stock-based compensation (d)	30	—
Research and development (c)	(1,000)	(2,000)

U.S. GAAP	$112,007	$155,640

	Year ended
Consolidated Statements of Operations	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Loss from continuing operations
Canadian GAAP	$(50,557)	$(5,508)	$(28,734)
Research and development (c)	1,000	1,000	(3,000)
Stock-based compensation (d)	(280)	905	1,210
Non-controlling interest (d)	30	—	—
Cumulative effect of a change in accounting principle (d)	(202)	—	—

Loss from continuing operations
U.S. GAAP	(50,009)	(3,603)	(30,524)
Income from discontinued operations
Canadian GAAP	—	14,778	3,557

Net (loss) income applicable to common shareholders
U.S. GAAP	(50,009)	11,175	(26,967)
Other comprehensive income (loss)
Cash flow hedges(a)	—	—	982
Foreign currency translation adjustments (e)	(173)	(503)	—

Net comprehensive (loss) income
U.S. GAAP	$(50,182)	$10,672	$(25,985)

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year ended
(Loss) Income Per Common Share	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Canadian GAAP
Loss from continuing operations before and after the cumulative effect of a change in accounting principle	$(0.54)	$(0.06)	$(0.34)
Net (loss) income	$(0.54)	$0.10	$(0.30)
U.S. GAAP
Loss from continuing operations before and after the cumulative effect of a change in accounting principle	$(0.53)	$(0.04)	$(0.36)
Net (loss) income	$(0.53)	$0.12	$(0.32)

Consolidated	Year ended		Year ended		Year ended
Cash Flow Statements	December 31, 2006		December 31, 2005		December 31, 2004
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Loss from continuing operations	$(50,557)	$(50,009)	$(5,508)	$(3,603)	$(28,734)	$(30,524)
Items not affecting cash:
Stock-based compensation (d)	$1,650	$1,930	$905	$—	$1,210	$—
Depreciation and amortization (c)	$14,361	$13,361	$7,338	$6,338	$5,722	$5,722
Write-down of capital assets and intangible assets (c)	$1,210	$1,210	$570	$570	$22	$3,022
Non-controlling interest (d)	$3,222	3,252	—	—	—	—
Cumulative effect of a change in accounting principle (d)	$—	$202	$—	$—	$—	$—
Changes in items not affecting cash (c) (d)	$5,526	$4,978	$(25,675)	$(27,580)	$5,719	$7,509
a) Derivative Instruments and Hedging Activities
Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards (“SFAS”) 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), companies are required to record derivatives on the balance sheet as assets or liabilities measured at fair value. For those derivatives representing effective cash flow hedges of risks and exposures, unrealized gains or losses resulting from changes in the fair values are presented as a component of other comprehensive income (“OCI”) as defined in SFAS 130 “Reporting Comprehensive Income” (“SFAS 130”). To the extent certain derivatives do not represent effective hedges, unrealized gains or losses are included in the income statement for U.S. GAAP purposes. Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts which are not applicable to the Company.
Hedges against price risk exposure on contracted nickel sales and raw materials purchases in the discontinued Ambeon segment were considered effective cash-flow hedges under SFAS 133, with unrealized gains and losses reported in OCI for U.S. GAAP purposes. From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. These transactions are not considered hedging activities under SFAS 133 and unrealized gains and losses are included in the statement of operations. As at December 31, 2006 and 2005, the Company had no adjustments to OCI with respect to cash-flow hedges (December 31, 2004 – recovery $982).

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
b) Gain on issuance of shares by subsidiary
In accordance with Canadian GAAP, the Company is required to account for gains and losses on the issuance of shares by a subsidiary as a component of income. Under U.S. GAAP, the effect of such dilution gains may be recorded as income except in circumstances where subsequent capital transactions are contemplated that raise concerns about the likelihood of realizing the gain. In addition, realization of the gain is not assured where the subsidiary is a newly formed, non-operating entity; a research and development start-up; or development-stage company. It is the Company’s policy to record dilution gains as a component of income for U.S. GAAP purposes. However, for a transaction in 2001 involving iFire, which at that time was an early stage research and development company, the dilution gain was required to be recorded in equity as an increase in paid-in capital rather than as income. Subsequent dilution gains have met the criteria for income statement recognition under both Canadian GAAP and U.S. GAAP.
c) Research and Development
Under U.S. GAAP, the cost of purchased research and development should be charged to income, in the period incurred, when no alternative uses exist for the purchased research and development. As the patents and intellectual property purchased are restricted to use in inorganic electroluminescent displays, the costs have been fully expensed under U.S. GAAP.
Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.
d) Stock-based Compensation
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the financial statements based on their fair values.
The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006.
SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.
Under SFAS 123(R), the fair value of options with accelerated vesting provisions is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
The Company continues to use the Black-Scholes option-pricing model for valuation of share-based payment awards which was previously used for the Company’s pro forma information required under SFAS 123.
The impact of the implementation of SFAS 123(R) on the reconciliation between Canadian GAAP and U.S. GAAP in 2006 on the consolidated statement of operations was an increase in stock-based compensation expense under U.S. GAAP of $280 relating to activity in the current year and $202 relating to the cumulative effects of the change in accounting principle. The impact on non-controlling interest for 2006 resulting from the implementation of SFAS 123(R) amounted to a $30 decrease in loss from continuing operations under U.S. GAAP.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
Stock-based compensation – pro forma disclosure
For U.S. GAAP, effective January 1, 2006, the Company adopted SFAS 123(R) which requires that liability classified awards such as SARs be measured at fair value at each balance sheet date until the awards are settled. Previously, net changes in the value of SARs, measured as the amount by which the market value of the common shares of the Company exceeds the exercise price at the measurement date, were recognized as compensation expense over the SARs vesting period with a corresponding increase to accounts payable and accrued liabilities.
If compensation costs for the Company’s and its subsidiaries’ stock option plans had been determined using SFAS 123(R) in prior years, the Company’s net income (loss) per share would have been adjusted to the pro-forma amounts indicated below:

	Year ended
	Dec. 31, 2005	Dec. 31, 2004

Net income (loss) applicable to common shareholders – U.S. GAAP	$11,175	$(26,967)
Total stock-based compensation expense determined under the fair-value based method for awards net of tax effects	(905)	(1,040)

Pro forma net income (loss) applicable to common shareholders
– U.S. GAAP	$10,270	$(28,007)
Loss per common share – U.S. GAAP
Loss from continuing operations	(0.04)	(0.36)
Net income (loss)	0.12	(0.32)
Pro forma
Loss from continuing operations	(0.05)	(0.38)
Net income (loss)	0.11	(0.33)
e) Foreign Currency Translation Adjustments
Under U.S. GAAP, the Company would have recorded unrecognized gains and losses arising from translating net investments in foreign operations into Canadian dollars in accumulated other comprehensive loss as a separate component of shareholders’ equity.
Under Canadian GAAP, such unrealized gains and losses are included in shareholders’ equity as a cumulative translation adjustment.
Recently Adopted and Pending Accounting Pronouncements
SFAS 155
In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Company has determined that the adoption of SFAS No. 155 did not have a material effect on the Company’s results of operations or financial position.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004
(thousands of Canadian dollars except per share data)
19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.
SAB 108
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company’s fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its consolidated financial statements.
FIN 48
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, and “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has determined that FIN 48 will not have a material impact on its consolidated financial statements.
SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.
EITF 04–13
In September 2005, the EITF reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the same Counterparty” (“EITF 04-13”). EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process, or finished goods. EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements in reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have a material impact on the Company’s consolidated results of operations and financial condition. Future impact from the adoption of EITF 04-13 will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Company.

THE WESTAIM CORPORATION ANNUAL REPORT 2006
SHAREHOLDER INFORMATION
BOARD OF DIRECTORS

Ian W. Delaney 4
Non-executive Chairman of the Board
The Westaim Corporation
Neil Carragher 2, 3, 4
Chairman of The Corporate Partnership Ltd.
Dr. Roger G.H. Downer 2, 4
President Emeritus of the University of Limerick
Barry M. Heck
President and Chief Executive Officer
The Westaim Corporation
Frank W. King 1, 4
President of Metropolitan Investment
Corporation
Daniel P. Owen 1, 3, 4
Chairman of Molin Holdings Limited
Guy J. Turcotte 2, 3, 4
Chairman of Western Oil Sands Inc.
Bruce V. Walter 1, 4
President and Chief Executive Officer of Dynatec Corporation

Numbers indicate the individual’s committee membership:	1 Member of the Audit Committee

2 Member of the Human Resources and Compensation Committee

3 Member of the Environmental, Health and Safety Committee

4 Member of the Corporate Governance Committee
The Westaim Corporation Annual General Meeting of Shareholders       Wednesday May 2, 2007      10:00 a.m.
The Glenn Gould Studio
The Canadian Broadcasting Corporation, 250 Front Street West, Toronto, Ontario

INVESTOR RELATIONS	STOCK INFORMATION	TRANSFER AGENT

Anthony B. Johnston Senior Vice President The Westaim Corporation Tel: (403) 234-3103 Fax: (403) 237-6565 E-mail: info@westaim.com	Traded on The Toronto Stock Exchange under the symbol WED Traded on NASDAQ under the symbol WEDX Shares issued and outstanding at December 31, 2006 were 93,978,758	Computershare Trust Company of Canada 600, 530 — 8th Avenue SW Calgary, Alberta T2P 3S8 Tel: 1-800-564-6253 E-Mail: service@computershare.com

THE WESTAIM CORPORATION ANNUAL REPORT 2006
CORPORATE INFORMATION
EXECUTIVE OFFICERS
Barry M. Heck
President and Chief Executive Officer
G.A. (Drew) Fitch
Senior Vice President and Chief Financial Officer
Anthony B. Johnston
Senior Vice President
Brian D. Heck
Vice President, General Counsel and Corporate Secretary
OFFICES

Executive Office 144 – 4th Avenue S.W. Suite 1010 Calgary, Alberta T2P 3N4 Tel: (403) 237-7272 Fax: (403) 237-6565 E-mail: info@westaim.com www.westaim.com	Corporate Office 10102 – 114 Street Fort Saskatchewan, Alberta T8L 3W4 Tel: (780) 992-5300 Fax: (780) 992-5301	iFire Technology Corp. 9 City View Drive Toronto, Ontario M9W 5A5 Tel: (416) 883-6800 Fax: (416) 883-6801 E-mail: info@ifire.com www.ifire.com	NUCRYST Pharmaceuticals Corp. 50 Audubon Road Suite B Wakefield, Massachusetts 01880 Tel: (781) 224-1444 Fax: (781) 246-6002 E-mail: info@nucryst.com www.nucryst.com
Designed & Produced by REIGN CREATIVE INC. / MEDIA PROFILE

THE WESTAIM CORPORATION

144 – 4th Avenue S. W., Suite 1010,
Calgary, Alberta
Canada
T2P 3N4

www.westaim.com
info@westaim.com